December 5, 2008

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attn:   Perry Hindin

           Joseph McCann

Re:	Acclarent, Inc.

  Request for Withdrawal of Form S-1

  File No. 333-151464

Dear Mr. Hindin and Mr. McCann:

  On June 6, 2008, Acclarent, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-151464) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

  Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the securities under the Registration Statement and its decision to pursue other financing alternatives. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

  The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. Nonetheless, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

  Should you have any additional questions, please call me at (650) 687-5888.

ACCLARENT, INC.

By:	/s/ William M. Facteau
William M. Facteau
Title:	President and Chief Executive Officer